                                 (RISCORP LOGO)

                                 June 30, 2000

Dear Shareholder:

     Attached to this letter is a brief supplement to our Proxy Statement, dated May 11, 2000, as previously supplemented, which describes recent changes to the terms of our pending merger with Griffin Acquisition Corp. The supplement explains an increase in the cash portion of the merger consideration from $2.85 per share to $3.075 per share. Class A shareholders continue to be entitled to receive an additional pro rata cash amount if RISCORP recovers any amounts in connection with the litigation currently pending against Zenith Insurance Company and Arthur Andersen LLP.

     In addition, the supplement explains that the special meeting of the shareholders originally convened on June 21, 2000 has been adjourned until 11:00 a.m. on July 20, 2000 in order to allow the Board of Directors to solicit additional proxies with respect to the proposed merger.

     The Board of Directors continues to believe that this transaction is fair and in the best interests of the holders of Class A Common Stock.

     IF YOU HAVE ALREADY DELIVERED A PROPERLY EXECUTED PROXY AND DO NOT WISH TO CHANGE YOUR VOTE, THERE IS NO NEED TO TAKE ANY ADDITIONAL ACTION. WE HAVE ENCLOSED ANOTHER PROXY, TOGETHER WITH A RETURN ENVELOPE, WHICH MAY BE USED IF YOU WISH TO CHANGE YOUR VOTE OR, IF A PROXY HAS NOT PREVIOUSLY BEEN RETURNED, TO VOTE FOR THE FIRST TIME. YOU HAVE THE RIGHT TO REVOKE YOUR PROXY ANY TIME PRIOR TO VOTING AT THE MEETING.

     This letter and the accompanying Supplement to the Proxy Statement are first being mailed to RISCORP's shareholders on or about June 30, 2000.

     If you have any questions about this Supplement or the Proxy Statement, please let me hear from you.

                                          Sincerely,

                                          /s/ Walter E. Riehemann

                                          Walter E. Riehemann
                                          President